Exhibit (h)(11)

5 BASIS POINT EXPENSE CONTRACT

between

FIDELITY FIXED-INCOME TRUST

SPARTAN U.S. BOND INDEX FUND:

Fidelity Advantage Institutional Class

and

FIDELITY MANAGEMENT & RESEARCH COMPANY

This 5 Basis Point Expense Contract, dated as of April 1, 2011 (the "Agreement"), is made and entered into by and between Fidelity Fixed-Income Trust, a Massachusetts business trust which may issue one or more series of shares of beneficial interest (the "Trust"), on behalf of Spartan U.S. Bond Index Fund (the "Fund"), and Fidelity Management & Research Company, a Massachusetts corporation (the "Manager").

WHEREAS, the Trust, on behalf of the Fund, and the Manager have entered into a Management Contract, amended as of the date hereof (the "Management Agreement"), pursuant to which the Manager has agreed to reduce the fee paid to the Manager thereunder and to pay certain expenses of the Fund in return for an annualized 5 basis point management fee;

WHEREAS, the Management Agreement provides that the Manager will pay certain expenses of the Fund out of the management fee but is not obligated to pay expenses allocable to any class; and

WHEREAS, the Trust and the Manager have determined that it is appropriate and in the best interest of the Fund and its shareholders to maintain the expenses of the Fidelity Advantage Institutional Class of the Fund (the "Fidelity Advantage Institutional Class") at a fixed annualized expense rate not to exceed 5 basis points.

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE PROVISION. Until this agreement shall be amended or terminated pursuant to Section 2 or Section 5 hereof, the Manager agrees, with respect to the Fidelity Advantage Institutional Class, to pay or provide for the payment of any fee or expense allocated at the class level and attributable to the Fidelity Advantage Institutional Class, such that the ordinary operating expenses incurred by the Fidelity Advantage Institutional Class in any fiscal year (excluding interest, taxes, securities lending costs, brokerage commissions, fees and expenses of the disinterested Trustees of the Trust, and extraordinary expenses) will not exceed 0.05% on an annual basis. For avoidance of doubt, it is understood that this agreement shall not apply to any other class other than the Fidelity Advantage Institutional Class.

2. AMENDMENTS. Any amendment to this Agreement may be approved by mutual consent of the parties without a shareholder vote.

3. INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the Investment Company Act of 1940 (the "1940 Act"), to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

4. DEFINITIONS. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement.

5. TERMINATION. This Agreement will automatically terminate upon termination of the Management Agreement between the Fund and the Manager.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the date first above written.

Fidelity Management & Research Company

By: /s/ JS Wynant

Name: JS Wynant

Title: Senior Vice President and Treasurer

Fidelity Fixed-Income Trust,

on behalf of Spartan U.S. Bond Index Fund

By: /s/ John R. Hebble

Name: John R. Hebble

Title: President and Treasurer